EXHIBIT (a)(5)(iii)

PRESS RELEASE

For Immediate Release	Company Steve Williamson
Wednesday, July 5, 2006	Contact: (580) 436-1234

PRE-PAID LEGAL SERVICES, INC. COMMENCES PREVIOUSLY ANNOUNCED
PLANNED TENDER OFFER FOR UP TO 1,000,000 SHARES OF ITS COMMON STOCK

ADA, OKLAHOMA: Pre-Paid Legal Services, Inc. (NYSE: PPD) announced today that we have commenced our previously announced planned self-tender offer for up to 1,000,000 shares of our common stock, which represents approximately 7 percent of our outstanding shares at a fixed purchase price of $35.00 per share. This price represents a 5 percent premium when compared to the June 23, 2006 closing price of $33.23 per share, the last trading day before we announced the planned tender. The aggregate purchase price, if 1,000,000 shares are purchased, will be $35 million. The offer to purchase shares will expire at 5:00 p.m., New York City time, on August 2, 2006, unless we extend the offer.

As previously announced, we will fund the purchase price with proceeds of a $75 million term loan facility we closed with Wells Fargo Foothill, Inc. on June 23, 2006.

Georgeson Shareholder Communications will act as the information agent, and UMB Bank, n.a. will be the depositary for the shares tendered. Questions to or requests for assistance may be directed to Georgeson Shareholder, toll free at (866) 828-4305.

Neither Pre-Paid Legal Services nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of such stockholder’s shares in the offer and has not authorized any person to make any such recommendation. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Pre-Paid Legal Services common stock. The offer is made solely by the offer to purchase dated July 5, 2006 and the related letter of transmittal.

About Pre-Paid Legal Services

We believe our products are one of a kind, life events legal service plans. Our plans provide for legal service benefits provided through a network of more than 50 independent law firms across the U.S. and Canada, and include unlimited attorney consultation, will preparation, traffic violation defense, automobile-related criminal charges defense, letter writing, document preparation and review and a general trial defense benefit. We have an identity theft restoration product we think is also one of a kind due to the combination of our identity theft restoration partner and our provider law firms. More information about us and our products can be found at our homepage at http://www.prepaidlegal.com.

Forward-Looking Statements
Statements in this press release, other than purely historical information, regarding our future plans and objectives and expected operating results, dividends and share repurchases and statements of the assumptions underlying such statements, constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements contained herein are based on certain assumptions that may not be correct. They are subject to risks and uncertainties incident to our business that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described in the reports and statements filed by us with the Securities and Exchange Commission, including (among others) those listed in our Form 10-K, Form 10-Q and Form 8-K, and include the risks that our membership persistency or renewal rates may decline, that we may not be able to continue to grow our memberships and earnings, that we are dependent on the continued active participation of our principal executive officer, that pending or future litigation may have a material adverse effect on us if resolved unfavorably to us, that we could be adversely affected by regulatory developments, that competition could adversely affect us, that we are substantially dependent on our marketing force, that our stock price may be affected by short sellers, that we have been unable to increase our employee group membership sales and that our active premium in force is not indicative of future revenue as a result of changes in active memberships from cancellations and additional membership sales. Please refer to pages 14 and 15 of our 2005 Form 10-K and pages 7 through 9 of our March 31, 2006 Form 10-Q for a more complete description of these risks. We undertake no duty to update any of the forward-looking statements in this release.
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